

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

June 12, 2009

<u>Via U S Mail and FAX [(727) 526-2990]</u>

Mr. Benjamin C. Croxton
Chief Executive Officer and Chief Financial Officer
EClips Energy Technologies, Inc.
3900A 31st Street North
St. Petersburg, Florida 33714

> **Re: EClips Energy Technologies, Inc.**
> **Form 8-K for Item 4.01, as amended**
> **Filed April 15, 2009**
> **File No. 0-25097**

Dear Mr. Croxton:

We have completed our review of your Form 8-K and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief